Exhibit 1

News Release

RINKER GROUP MAKES TWO SMALL ACQUISITIONS

IN AUSTRALIA

Rinker Group Limited (“Rinker”) today announced two small bolt-on acquisitions in Queensland to expand the premix concrete and quarrying operations of the group’s Australian subsidiary, Readymix.

The acquisitions – Beerwah Enterprises’ concrete operations on the Sunshine Coast and the Edwards Concrete operations in Nebo and Sarina in the state’s north – will expand Readymix’s manufacturing footprint and market share in Queensland, and enable the business to better serve customer demand in those areas.

The Beerwah operations comprise one concrete plant and six trucks.  The acquisition will move Readymix to the number one position in the local market.  The Sunshine Coast is one of the fastest growing regions in Australia, with projected population growth of 2.9% a year to 2011.

The Edwards’ Concrete business comprises two concrete plants, at Sarina and Nebo in the Mackay region - and one mobile concrete plant, currently operating in the coal mining areas of north Queensland.  The acquisition will take Readymix to the number one position in the Mackay market, where population growth has been above the national average over the past five years, and is projected to remain high.

The two acquisitions are producing a combined total of over 30,000 cubic metres of concrete each year.

Both acquisitions are projected to be earning above their weighted average cost of capital within the first full year.  In addition, while some local supply arrangements will continue, Readymix will also gain some pull-through benefits in its aggregates and cement operations as these materials are utilised internally.

These acquisitions bring to 34 the number completed by the Rinker Group since 1998, at a total cost of around US$1.7 billion.

Rinker is one of the world’s top 10 heavy building materials groups, with operations in aggregates, cement, concrete, asphalt and concrete pipe and products.  Rinker’s annual trading revenue is over US$3.7 billion, profit from ordinary activities before interest and tax (EBIT) is almost US$500 million, and market capitalisation is around US$5 billion. Rinker has nearly 14,000 employees in over 780 sites across the US, Australia and China.  Around 80% of group revenue and earnings come from the US subsidiary, Rinker Materials Corporation.

For further information, please contact Debra Stirling on 61 2 9412 6680 or mobile 0419 476 546 (international + 61 419 476 546)

17 June 2004	RIN 05-05

Rinker Group Limited  ABN 53 003 433 118

Corporate Affairs and Investor Relations

Level 8, Tower B, 799 Pacific Highway, Chatswood NSW 2067  PO Box 5697, West Chatswood NSW 1515

Telephone (02) 9412 6680 Facsimile (02) 9412 6611 E-mail investorrelations@rinker.com.au